Filed Pursuant to Rule 433
Registration No. 333-159164

Entergy Mississippi, Inc.

$80,000,000
First Mortgage Bonds,

6.20% Series due April 15, 2040

Final Terms and Conditions

April 7, 2010

Issuer:	Entergy Mississippi, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	Baa1 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	April 7, 2010

Settlement Date (T+5):	April 14, 2010

Principal Amount:	$80,000,000

Coupon:	6.20%

Coupon Payment Dates:	January 15, April 15, July 15 and October 15 of each year

First Payment Date:	July 15, 2010

Final Maturity:	April 15, 2040

Optional Redemption Terms:	Callable at par, in whole or in part, at any time on or after April 15, 2015

Price:	$25.00 per bond

Net Proceeds Before Expenses:	$77,480,000

Expected Listing:	New York Stock Exchange

Book-Running Manager:	Citigroup Global Markets Inc.

Co-Managers:	CastleOak Securities, L.P.
Doley Securities, LLC
Samuel A. Ramirez & Company, Inc.
Stephens Inc.

CUSIP / ISIN:	29364N 843 / US29364N8433
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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407.